Law Offices of
                                GREGORY M. WILSON


September 14, 2006

Donna Levy
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Tidelands Oil & Gas Corporation
         Registration Statement on Form SB-2 filed July 7, 2006
         File Number 333-135636
         Form 10-KSB for the fiscal year ended December 31, 2005, as amended filed April 17, 2006
         Form 10-QSB for the fiscal quarter ended March 31, 2006
         filed May 22, 2006
         File Number 0-29613

Dear Ms. Levy and Staff:

I am writing on behalf of Tidelands Oil & Gas Corporation in response to the Commission's comment letter dated September 13, 2006, including telephone comments.

This letter will provide you with the location of changes to the Form S-1/A and location of changes in the Forms 10-K and 10-Q for December 31, 2006 and March 31, 2006, respectively.

Marked copies of the S-1/A, 10-K and two 10-Q's have been forwarded by fax and email to the Staff.

                                   Form S-1/A
                                   ----------
General
-------

Front Cover Page of Registration Statement
------------------------------------------

         1. The registration statement commission file number has been corrected to 333-135636.
         2. Reference to SEC recommendation which appeared in the Explanatory Note on the Front Page has been deleted as requested by Comment No. 1
         3.       The "as filed date" has been changed to September 14, 2006.

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

         1. The Company does not believe that it has any commodity price risk factors because:
                  a. It does not take title to any natural gas transported by its Reef subsidiary. Reef charges a transportation fee only.


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Page 2


                  b. Sonterra Energy does take title to propane gas, however it passes along any propane price increases to its customers.


FORM 10-K for the Year Ended December 31, 2005, Form 10-Q for Quarter Ending March 31, 2006, Form 10-Q for Quarter Ending June 30, 2006
--------------------------------------------------------------------------------

Controls and Procedures
-----------------------

10-K December 31, 2005
----------------------

         1.       Added paragraph 1 as requested in Comment 4
         2.       Changed reference from Company to officers in Comment 5;
         3. Rule 13a-15(d) requires statement regarding changes over internal controls over financial reporting during each of issuer's fiscal quarters. The last fiscal quarter for the annual report is December 31, 2005. In Tideland's case, no changes were made during this fourth quarter. All the changes were implemented in the first quarter of 2006.
         4.       Corrected  the date from December 31, 2006 to 2005 for Comment
                  7.
         5.       Deleted the word "Corporate" and replaced with "required".
         6. Changed line three of paragraph 2 concerning Principal Executive and Financial officers, replacing "principal accounting officer".
         7. Changes in Internal Controls paragraph, deleted the "we believe" added "have".

10-Q March 31, 2005
-------------------

         1.       Added paragraph 1 as requested in Comment 4;
         2.       Changed reference from Company to officers in Comment 5;
         3. Added statements on changes in controls during the fiscal quarter for Comment 6;
         4.       Corrected reference to footnote 2 for Comment 8.
         5.       Deleted the word "Corporate" and replaced with "required".
         6.       Changed  line  three  of  paragraph  2  concerning   Principal
                  Executive  and  Financial   officers,   replacing   "principal
                  accounting officer".
         7.       Third  paragraph   deleted  reference  to  the  "company"  and
                  replaced by "principal executive and financial officers".
         8. Changes in Internal Controls paragraph, deleted the "we believe" added "have".

10-Q June 30, 2006
------------------

         1.       Added paragraph 1 as requested in Comment 4;
         2. Corrected statements on changes in controls during fical quarter for Comment 6.


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Page 3


         3.       Deleted the word "Corporate" and replaced with "required".
         4. Changed line three of paragraph 2 concerning Principal Executive and Financial officers, replacing "principal accounting officer".
         5. Deleted text from the last sentence of second paragraph beginning "in timely...SEC filings".

         6.       Deleted the words, "other factors".

Please call me at 509-891-8373 if you have any questions or if I may provide you with any other information on behalf of Tidelands Oil & Gas Corporation.

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson